Exhibit 10.8

July 24, 2019

Leo Redmond

2711 Martinez Dr.

Burlingame, CA 94010

Re: Employment Offer Letter

Dear Leo:

We are pleased to provide you this offer of employment with Allakos Inc. (the “Company”) on the terms set forth below.  Subject to all conditions in this offer letter, your employment will begin on August 1, 2019 (“Start Date”).

1.

Title; Position.  You will serve as the Company’s Chief Financial Officer.  You will report to the Company’s Chief Executive Officer and will perform the duties and responsibilities customary for such position and such other related duties as are lawfully assigned by the Company’s Chief Executive Officer.  You will report for work to the Company’s Redwood City office: 975 Island Dr., Redwood City, CA 94065 on your Start Date.

While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company.  You may engage in civic and not‑for-profit activities as long as such activities do not interfere with the performance of your duties under this letter.  By signing this letter, you confirm that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2.

Base Salary. As of the Start Date, your annual base salary will be $390,000, which will be payable, less any applicable withholdings, in accordance with the Company’s normal payroll practices.  Your annual base salary will be subject to review and adjustment from time to time by our Board or its Compensation Committee (the “Committee”), as applicable, in its sole discretion.

3.

Annual Bonus.  You will have the opportunity to earn an annual target cash bonus initially equal to 40% of your annual base salary, based on achieving performance objectives established by the Board or Committee, as applicable, in its sole discretion and payable upon achievement of those objectives as determined by the Committee. For the first year, you will be eligible to receive a pro-rated amount of any achieved portion of your bonus based on the number of days during the calendar year in which you are employed with the Company.

Unless determined otherwise by the Board or Committee, as applicable, any such bonus will be subject to your continued employment through and until the date of payment.  Your annual bonus opportunity and the applicable terms and conditions may be adjusted from time to time by our Board or the Committee, as applicable, in its sole discretion.

4.

Stock Option.  Subject to the approval of the Board or the Committee, as applicable, you will be granted an option to purchase 120,000 shares of the Company’s common stock (the “Option”).  The Option will be granted under and subject to the terms and conditions of the Company’s 2018 Equity Incentive Plan (the “Plan”) and the applicable stock option agreement thereunder (collectively, the “Option Documents”).  The Option will have an exercise price per share equal to the closing price per share of the Company’s common stock on the date the Option is granted. The Option will vest as to 25% of the shares subject to the Option on the one (1) year anniversary of your Start Date, and as to 1/48th of the shares subject to the Option monthly thereafter on the same day of the month as the Start Date (and if there is no corresponding day, the last day of the month) so that the Option will be fully vested and exercisable 4 years from your Start Date, for so long as you remain in service with the Company.  No right to any stock will be earned or accrued until such time that vesting occurs, nor does the grant of the Option confer any right to continued vesting or employment.

5.

Employee Benefits.  You will be eligible to participate in the benefit plans and programs established by the Company for its employees from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. The Company reserves the right to modify, amend, suspend or terminate the benefit plans and programs it offers to its employees at any time.

6.

Severance.  You will be eligible to participate in the Company’s Change in Control and Severance Policy (the “Policy”) based on your position within the Company.  The Policy and a participation agreement thereunder (the “Participation Agreement”) will specify the severance payments and benefits you may become entitled to receive in connection with certain qualifying terminations of your employment with the Company.

7.

Confidentiality Agreement. As an employee of the Company, you will continue to have access to certain confidential information of the Company and you may, during the course of your employment, develop certain information or inventions that will be the property of the Company.  To protect the interests of the Company, your acceptance of this letter confirms that the terms of the Company’s At‑Will Employment, Confidential Information, Invention Assignment, Nonsolicitation, and Arbitration Agreement you previously signed with the Company (the “Confidentiality Agreement”) still apply.

8.

At-Will Employment.  This letter does not imply any right to your continued employment for any period with the Company or any of its affiliates.  Your employment with the Company will continue to be “at will.” It is for no specified term, and may be terminated by you or the Company at any time, with or without cause or advance notice.

9.	Documentation. To comply with applicable laws, you must complete an Employee Eligibility Form (I‑9) and provide proof of identity and authorization to work in the United

States. You must provide the Company with such documentation within three (3) business days of your Start Date, or your employment may be terminated.
10.

Miscellaneous.  This letter, together with the Confidentiality Agreement, the Option Documents, the Policy, the Participation Agreement, and any outstanding equity awards granted to you by the Company under its equity plans(s) and the applicable award agreements thereunder, constitute the entire agreement between you and the Company regarding the material terms and conditions of your employment, and they supersede and replace all prior negotiations, representations or agreements between you and the Company.  This letter may be modified only by a written agreement signed by you and a duly authorized officer of the Company.

To accept this offer of employment, please sign and date in the spaces indicated and return it to me as soon as possible.

Sincerely,

Allakos Inc.

By: /s/ Robert Alexander

Robert Alexander

Agreed to and accepted:

/s/ Leo Redmond

Leo Redmond

Dated:  July 31, 2019

Enclosures:

At-Will Employment, Confidential Information, Invention Assignment, Nonsolicitation, and Arbitration Agreement

Background Check Authorization Form